

Mail Stop 4631

May 2, 2011

via U.S. mail and facsimile

Stuart A. Miller, CEO
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

>   **RE: Lennar Corporation**
>   **Form 10-K for the Fiscal Year Ended November 30, 2010**
>   **Filed January 31, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended February 28, 2011**
>   **File No. 1-11749**

Dear Mr. Miller:

We have reviewed your response letter dated April 4, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Quarter Ended December 31, 2010

Critical Accounting Policies and Estimates, page 57

1. In future filings, please include your assessment that you are the primary beneficiary of the two LLCs as a critical accounting estimate given the subjective nature of evaluating all of the material facts and circumstances to determine which party has controlling financial interest and is the primary beneficiary. Please ensure your disclosure explains to investors the key factors you considered in determining that you are the primary beneficiary of the two LLCs. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Form 10-Q for the Fiscal Quarter Ended February 28, 2011

(2) Operating and Reportable Segments, page 7

2. We note that you recognized $10 million in previously deferred management fee
    income related to an unconsolidated entity that is part of the Homebuilding West
    reportable segment. We further note that the $10 million income materially and
    positively impacted earnings (loss) before income taxes for the first quarter of fiscal
    year 2011. Further, we did not note disclosure in your 2010 Form 10-K about the $10
    million in deferred management fee income. Please tell us and revise your
    disclosures in future filings to explain what the nature of the deferred management
    fee income and why it was appropriate to recognize the income in the first quarter of
    fiscal year 2011. Please tell us the specific reference to the authoritative accounting
    literature that supports your accounting.

(8) Rialto Investments Segment, page 18

3. In future filings, please separately present the rollforward of your real estate owned
    assets that are held-for-sale from those real estate owned assets that are held-for-use
    given the difference in accounting policy.

4. We note that the Rialto segment completed the closing of its first real estate
    investment fund and has begun investing the capital contributions. Please tell us and
    clarify your disclosures in future filings whether you are consolidating this fund.
    Please provide us with your analysis that supports your accounting for the fund,
    including the specific references to the authoritative accounting literature that
    supports your conclusions. Please refer to the guidance in ASC 810-10-25 and ASC
    810-10-55 (EITF 96-16) and ASC 810-20-25 and ASC 810-20-55 (EITF 04-5).

(14) Financial Instruments, page 27

5. In future filings, please provide the disclosure required by ASC 820-10-50-5 for all
    assets measured at fair value on a nonrecurring basis during the reporting period. In
    this regard, we note that you provided the required disclosures for investments in
    unconsolidated entities and not for inventories, land, option deposits and pre-
    acquisition costs, and assets of unconsolidated entities.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief